Management Discussion & Analysis for the Six Months Ended January 31, 2025

The following discussion and analysis of the financial position and results of operations for Apex Critical Metals Corp. (formerly Eagle Bay Resources Corp.) should be read in conjunction with the condensed interim financial statements for the six months ended January 31, 2025, which are prepared using accounting policies consistent with IFRS Accounting Standards ("IFRS").

The effective date of this report is March 21, 2025.

All financial figures presented herein are expressed in Canadian Dollars (CDN$) unless otherwise specified.

Nature of Business

Apex Critical Metals Corp. ("Apex" or the "Company") was incorporated on August 2, 2018, under the Business Corporations Act of British Columbia and is in the business of acquiring, exploring, developing and evaluating mineral resource properties. The Company is in the exploration stage and has interests in properties located in British Columbia ("BC"), Canada.

On March 15, 2023, the Company's shares were listed on the Canadian Securities Exchange ("CSE") under the trading symbol "EBR". On October 24, 2023, the Company consolidated its common shares on a ratio of ten pre-consolidation shares to one post-consolidation share.  On May 1, 2024, the Company changed its name to Apex Critical Metals Corp. and began trading under the symbol "APXC" on the CSE. The Company's shares are also listed under the symbol "APXCF" on the OTCQB Venture Market ("OTCQB"). On November 7, 2024, the Company completed a forward split of all its issued and outstanding common shares on the basis of one and one-half (1.5) new common shares for one (1) old common share.

The head office, principal address and registered and records office of the Company are located at 1450 - 789 West Pender, Vancouver, BC, Canada, V6C 1H2.  The technical information included in this Management Discussion & Analysis ("MD&A"), unless otherwise stated, has been reviewed by Nathan Schmidt, P. Geo, who is a Qualified Person under National Instrument 43-101 ("NI 43-101") on standards of disclosure for mineral projects.

Corporate Activities

Updates for the six months ended January 31, 2025 and to the date of this report:

On August 16, 2024, the Company completed the second and final tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").  All securities issued pursuant to the Offering will be subject to a statutory hold period of four (4) months and a day from the Closing.

On September 24, 2024, the Company completed a non-brokered private placement issuing 906,345 flow-through units (each, a "FT Unit") at a price of $0.433 per FT Unit for aggregate gross proceeds of $392,749.50. Each FT Unit is comprised of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a "Warrant") issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $0.667 per Warrant Share at any time before the date that is two (2) years following the date of issuance. The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada) (the "Qualifying Expenditures") related to the Company's Cap Property located in British Columbia, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024. All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance.

On November 7, 2024, the Company completed a forward split of all of its issued and outstanding shares (the "Common Shares") on the basis of one and one-half (1.5) new Common Shares for one (1) old Common Share (1.5:1) (the "Forward Split").  All shareholders of record on November 7, 2024 will be entitled to receive one half of one (.5) additional Common Share pursuant to the Forward Split (the "Record Date").  The Company proposed the Forward Split to increase the liquidity and marketability of the Common Shares. The Common Shares began trading on a post-Forward Split basis under the existing stock trading symbol "APXC" effective at the opening of markets on November 6, 2024. Outstanding stock options and share purchase warrants were also be adjusted by the Forward Split ratio and the respective exercise prices of outstanding stock options and share purchase warrants were be adjusted accordingly

On November 12, 2024, the Company announced results from its July 2024 exploration program at the Cap Project (the "Project") located in east-central, British Columbia. The exploration program included soil sampling, rock sampling and geological mapping with the objectives to validate and expand upon previously identified niobium mineralization from historical surface samples and drilling on the Project. The program was successful with soil samples delineating a 1.8 km anomalous niobium trend from an area of known mineralization. One outcrop sample collected returned 3.33% Nb2O5 with four (4) additional outcrop samples assaying between 0.16% to 0.50% Nb2O5. Two mineralized carbonatite boulders sampled also returned 1.79% and 1.45% Nb2O5.

On November 26, 2024, the Company acquired the Bianco Carbonatite Project ("Bianco"), situated approximately 12½ km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario. It comprises 85 single cell mining claims, encompassing approximately 3,735 hectares (9,229.3 acres), and is characterized by a geophysical magnetic anomaly consistent with carbonatite complexes observed in the region. Pursuant to a sale agreement dated November 26, 2024, among the Company and the Vendor (the "Vendor"), the Company has agreed to acquire a 100% interest in the Claims for consideration of CDN$30,000 cash ("Cash Consideration"), to be paid on signing of the agreement.  In addition, the Company will grant to the Vendor a 2.0% net smelter returns royalty interest in the future minerals produced from the Claims upon achieving commercial production.

On December 18, 2024, the Company announced it had extended its investor relations agreement with Rumble Strip Media. Pursuant to the agreement, the Company will make an upfront payment of $300,000 for a three-month extension that commences December 11, 2024 and ends March 11, 2025.

On December 30, 2024, the Company completed a non-brokered private placement issuing a total of 4,200,000 units (each, a "Unit") at a price of $0.60 per Unit, raising aggregate proceeds of $2,520,000 (the "Offering"). Each Unit consisted of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.75 per Share for a period of two (2) years from closing of the Offering (the "Closing"). All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the Closing.

On February 5, 2025, the Company announced the acquisition of the Lac Le Moyne Carbonatite Project. The Company acquired a 100% interest in the claims for total consideration payable over a 3-year period of $100,000 in cash ($25,000 paid) and the issuance to the vendors of a total of 200,000 shares (100,000 shares issued). In the event a material drill intersection of niobium mineralization is identified on the Project, an additional 500,000 "bonus" shares are payable. In addition, the Company will grant to the vendor a 2% net smelter return royalty interest in the future minerals produced from the claims upon achieving commercial production.

On February 26, 2025, the Company held its Annual General Meeting with all matters passing unanimously.

On February 21, 2025, the Company completed a non-brokered private placement issuing a total of 1,530,612 flow-through common shares (each, an "FT Share") at a price of $0.98 per FT Share for gross proceeds of $1,499,999.76 (the "Offering"). The FT Shares were issued as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec). The proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses"(as defined in the Income Tax Act (Canada)). In addition, subscribers residing in the province of Québec are also eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec). All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance. In connection with the Offering, the Company paid cash fees of $90,000 to one qualified finder.

On February 21, 2025, the Company announced it had further extended its investor relations agreement with Rumble Strip Media. Pursuant to the agreement, the Company will make an upfront payment of $250,000, and a subsequent payment of $250,000, for a three-month extension that commences March 11, 2025 and ends June 11, 2025.

On March 14, 2025, the Company granted an aggregate of 5,000,000 incentive stock options to purchase up to 5,000,000 common shares of the Company to certain directors, officers and consultants under its Equity Incentive Plan. The Options are exercisable for a period of 5 years from the date of Grant, expiring on March 14, 2030, at a price of $0.85 per Share. The Options will vest as to 33% on the date that is four (4) months from the Grant, 33% on the date that is eight (8) months from the date of the Grant and the final 34% on the date that is twelve (12) months from the date of the Grant. All Options and the Shares underlying such Options are subject to a hold period of four months and one day from the date of issuance.

Updates for the year ended July 31, 2024:

On August 24,2023, the Company announced the appointment of Sean Charland as President and CEO and the resignation of David Hodge as President, CEO and Director and the resignation of Michael Schuss as Director.

On October 24, 2023, the Company completed a consolidation of its common shares on the basis of ten (10) pre-consolidation Shares for one (1) post-consolidation share.

On December 13, 2023, the Company held its Annual and Special General Meeting on with all matters passing.

On April 26, 2024, the Company announced the resignation of Mr. Jason Birmingham as a director.

On May 1, 2024, the Company changed its name to Apex Critical Metals Corp. and began trading under the symbol "APXC" on the CSE.

On May 15, 2024, the Company announced the appointment of Mr. Joness Lang to the board of directors.

On May 24, 2024, the Company announced it had entered into an agreement with a vendor, a director of the Company, to acquire a 50% interest in a group of mineral claims located in the James Bay region of Quebec, Canada, for a cash payment of $125,000 (paid).

On May 29, 2024, the Company's shares were approved for trading under the symbol "APXCF" on the OTCQB Venture Market ("OTCQB") and will be Depository Trust Eligible ("DTC").

On June 6, 2024, the Company announced it has entered into an Earn-In Option Agreement ("the Agreement") with Discovery Lithium inc. ("Discovery") and DG Resource Management LTD. ("DG Resource") on the West James Bay property portfolio. The portfolio includes the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects located within the James Bay Region. Upon and subject to the terms of this Agreement, Apex and DG Resource grants Discovery the sole and exclusive right and option to acquire, as to 40% from DGRM and as to 40% from Apex, an undivided 80% Earned Interest in the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects, free and clear of any Encumbrance, subject only to the Royalty. To maintain the Option in good standing, Discovery will make a share issuance within 5 days of signing the agreement of 2,500,000 shares to each vendor (issued), and a incur a minimum expenditure of $1,000,000 on or before the date that is six (6) months from the effective date.

On July 8, 2024, the Company announced it entered into an investor relations agreement with Rumble Strip Media Inc. ("Rumble") to enhance its investor awareness. The Company paid an upfront payment of $300,000 for a 3-month contract covering August 1, 2024 through October 31, 2024.

On July 17, 2024, the Company announced it commenced a field exploration program at its Cap Project (the "Project") located in east-central, British Columbia, near the community of Prince George, BC. The Cap Project covers a large carbonatite complex which is considered highly prospective for both niobium and/or Rare Earth Element (REE) mineralization. The ongoing activities entail prospecting, geological mapping, rock and soil sampling to confirm previously identified niobium mineralization in both historical surface samples and drilling. The exploration work is expected to outline areas prospective for follow-up drill testing (see Cap Property section for further updates).

Selected Annual Information

The following is a summary of the financial data of the Company for the last three completed fiscal year ends, derived from the audited annual financial statements of the Company:

	For the year ended July 31, 2024	For the year ended July 31, 2023	For the year ended July 31, 2022
	$	$	$
Total Revenues	Nil	Nil	Nil
Loss from continuing operations	665,630	414,813	121,207
Net loss	500,185	564,813	121,207
Net loss per share - basic and diluted	0.02	0.07	0.02
Net and comprehensive loss	500,185	564,813	121,207
Total assets	3,121,433	1,170,821	1,466,727
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividend declared per share	Nil	Nil	Nil

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record further losses until such time as an economic resource is identified, developed, and brought into profitable commercial operation on one or more of the Company's properties or otherwise disposed of at a profit.

Business of the Company

The principal business carried on and intended to be carried on by the Company is the exploration of mineral resources on the Company's properties, which are in the exploration stage.

To date, the Company has raised $9,259,032 through the sale of common shares.

Mineral Properties

The Company has reorganized and consolidated its mineral properties for more effective exploration and management. The properties form two distinct claim groups on trend and are within the Rocky Mountain Rare Metal Belt.

The two claim groups are the Carbo and Cap properties, (the northwest Carbo property now encompasses formerly referenced Gambier Gold Property, Wicheeda Property and Prince Property). These claims cover over 12 kilometers of sedimentary units which are host to either alkaline intrusive rocks or carbonatites, both of which are favorable hosts to rare-earth and niobium carbonatite deposits.  Both properties have seen early-stage exploration work including diamond drilling, airborne magnetic and radio metric surveys with soil geochemistry and geological mapping completed between 2009 and 2017.Both properties are approximately 60-80 km from Prince George, a major regional center and are accessible by resource and logging roads.

Cap Property

On February 11, 2019, the Company entered into an agreement with Arctic Star Exploration Corp. ("Arctic"), whereby the Company acquired a 100% interest in and to 21 claims, known as the CAP Claims, located approximately 85 km northeast of Prince George, British Columbia. To acquire the property, the Company issued 2,550,000 shares at a deemed value of $640,356. At the time of the acquisition, the Company did not have any assets or liabilities.  During the seven months ended July 31, 2022, the Company staked 3 claims contiguous to the CAP Claims. The Cap Property is subject to a 2% net smelter return ("NSR") royalty in favor of the original vendors.

As of July 31, 2024, the Cap Property consists of 6 claims of 2,824.34 hectares. (July 31, 2023 - 6 claims). The Cap Project covers a large carbonatite complex, which is considered highly prospective for both niobium and are earth element (REE) mineralization. Historical exploration identified niobium mineralization within surficial boulder and outcrop samples and through diamond drilling, with drillhole CAP17-004 returning 0.51% Nb2O5 over 4.01 m. Exploration in 2024 returned seven (7) rock samples with niobium values exceeding 0.1% Nb2O5, with one (1) outcrop sample assaying 3.33% Nb₂O5 and two (2) boulder samples assaying 1.45% and 1.79% Nb₂O₅. The surficial mineralization extends over a potential strike length of 250 m. Additionally, a distinct niobium in soil anomaly was identified extending 1.8km from known surficial mineralization, with several samples also returning elevated REE mineralization.

Carbo Property

The Company has reorganized consolidated the following mineral properties for more effective exploration and management under the Carbo property, which consists of 17 claims of 2,048.06 hectares as of July 31, 2024 and July 31, 2023, respectively.

Gambier Gold Property

On September 21, 2021, the Company entered into an agreement with Gambier Gold Corp. ("Gambier"), whereby the Company acquired a 100% interest in and to 6 claims, known as the Gambier Gold Property, located north of the Company's existing CAP Claims and adjacent to the Prince Property located approximately 85 km northeast of Prince George British Columbia by paying $150,000 (paid). On July 15, 2023, 5 of the claims originally acquired under the Gambier Gold Property acquisition were forfeited and all deferred costs were written off.

Wicheeda Property

On July 29, 2022, the Company entered into an agreement with Zimtu, a related party (see Note 8), whereby the Company earned a 100% interest in and to 4 claims (subsequently converted into 8 claims), known as the Wicheeda Property, located immediately north of the Company's existing CAP Claims and adjacent to the Prince Property located approximately 85 km northeast of Prince George British Columbia.  In consideration, the Company issued 120,000 common shares with a fair value of $60,000.

During the seven months ended July 31, 2022, the Company staked an additional claim contiguous to the Wicheeda Property.

Prince Property

On October 13, 2021, the Company entered into an agreement with two vendors, whereby the Company acquired a 100% interest in and to 13 claims, known as the Prince Property, located immediately north of the Company's existing CAP Claims and adjacent to the Wicheeda Property located approximately 85 km northeast of Prince George, British Columbia.  In consideration, the Company paid $20,000 in cash and issued 75,000 shares with a fair value of $37,500.

On December 2, 2022, the Company entered into a property purchase agreement with Marvel Discovery Corp. ("Marvel"), whereby the Company has agreed to sell four claims comprising of the Prince Property to Marvel for cash consideration of $26,649 (received). At July 31, 2024, the Prince Property consists of 7 claims.

The current Carbo Property is within 5 km southeasterly from the Wicheeda Rare Earth Deposit currently being developed by Defense Metals Corp. Defense has recently announced it has commenced work on a Pre-Feasibility Study. The mineral resource estimate at Wicheeda is 34.2 million tonnes (Measured + Indicated) averaging 2.02 % TREO indicated and 11.1 million tonnes inferred averaging 1.02% TREO (Apex 2023). (Management cautions that past results or discoveries on adjacent properties may not necessarily be indicative to the presence of mineralization on the Company's properties).

West James Bay Properties

On May 24, 2024, the Company announced it had entered into an agreement with a vendor, a director of the Company, to acquire a 50% interest in a group of mineral claims located in the James Bay region of Quebec, Canada, for a cash payment of $125,000 (paid).

On June 6, 2024, the Company entered into an earn-in option agreement (the "Option") with Discovery and DG Resource Management LTD. ("DG Resource") on the West James Bay property portfolio (the "Portfolio"). The Portfolio includes the Mantle, Cirrus East, Cirrus West, Neptune, Alto, Opus and Bruce Lake projects located within the James Bay Region. Upon, and subject to the terms of this Option, Apex and DG Resource grant Discovery the sole and exclusive right and option to acquire, as to 40% from DG Resource and as to 40% from the Company, an undivided 80% earned interest in the Portfolio, free and clear of any encumbrance, subject only to a 2% gross overriding royalty payable as to 1% to each of DG Resource and the Company. To maintain the Option in good standing, Discovery will make a share issuance within 5 days of signing the agreement of 2,500,000 shares to each vendor (issued with a fair value of $0.105), and a incur a minimum of $1,000,000 across the Portfolio on or before the date that is six (6) months from the effective date. During the year ended July 31, 2024, a gain of $137,501 was recorded on the sale of the 40% interest.

Bianco Carbonatite Project

On November 26, 2024, the Company acquired the Bianco Carbonatite Project ("Bianco" or the "Project"), located in northwestern Ontario near the community of Big Beaver House. The Project covers a large carbonatite complex which has seen little to no historical exploration, and is situated approximately 12½ km southwest of the Kingfisher Lake First Nation and 156 km north of Pickle Lake, Ontario. It comprises 85 single cell mining claims, encompassing approximately 3,735 hectares (9,229.3 acres), and is characterized by a geophysical magnetic anomaly consistent with carbonatite complexes observed in the region

Originally identified and mapped during an Ontario Geological Survey (OGS) in the 1970's, Bianco lies within an area known for significant Nb mineralization. The Project is strategically located between the Big Beaver House and Schryburt Lake Carbonatite projects. Historical results from these nearby projects include assays of 2.92% Nb₂O₅ over 1.6 meters and 1.05% Nb₂O₅ over 2 meters at the Big Beaver House property, as well as sampling results of 1.82% Nb₂O₅ from a grab sample and 0.40% Nb₂O₅ over 2.43 meters at the Schryburt Lake Carbonatite property.

Notably, no prior exploration activities have been conducted at Bianco, highlighting its potential as a promising target for future mineral discovery. Mineralization at nearby or adjacent projects is not necessarily indicative of mineralization hosted on the Company's projects.

The Company acquired a 100% interest in the Claims for consideration of CDN$30,000 cash ("Cash Consideration"), to be paid on signing of the agreement (paid).  In addition, the Company will grant to the Vendor a 2.0% net smelter returns royalty interest in the future minerals produced from the Claims upon achieving commercial production. The acquisition of the Project is a "Related Party Transaction" within the meaning of Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI61-101") as Jody Dahrouge, a director of the Company, is also a director and officer of the Vendor.

Lac Le Moyne Carbonatite Project

On February 5, 2025, the Company acquired the Lac Le Moyne Carbonatite Project, located in northeastern Quebec near the community of Kuujjuaq. The Project consists of 86 mineral claims totaling 4,025 ha and was acquired for its carbonatite hosted rare earth elements and rare metals potential. Limited exploration has been completed historically on the Property with no known exploration completed specifically for carbonatite-related mineralization. Multiple carbonatite outcrops were previously identified by regional government mapping with regional radiometric surveys showing coincident anomalies indicative of carbonatite. The Project lies directly north the Ashram Rare Earth and Fluorspar Deposit, held by Commerce Resources Corp. on its Eldor Property, with a mineral resource of 73.2 Mt at 1.89% rare earth oxide ("REO") and 6.6% CaF2 indicated, and 131.1 Mt at 1.91% REO and 4.0% CaF2 inferred (Commerce, 2024). Additionally, recent exploration at Commerce's Mallard Prospect, located proximal to the Ashram Deposit, returned a drill intercept of 122.5 m of 0.62% Nb2O5 (Commerce, 2024).

The Company cautions that past results or discoveries on adjacent properties (i.e. Eldor) may not necessarily be indicative to the presence of mineralization on the Company's properties (i.e. Lac Le Moyne).

The Company acquired a 100% interest in the claims for total consideration payable over a 3-year period of $100,000 in cash and the issuance to the vendors of a total of 200,000 shares. In the event a material drill intersection of niobium mineralization is identified on the Project, an additional 500,000 "bonus" shares are payable. In addition, the Company will grant to the vendor a 2% net smelter return royalty interest in the future minerals produced from the claims upon achieving commercial production

Overall Performance

Financings

During the six months ended January 31, 2025 and up to the date of this report:

i. On August 16, 2024, the Company completed the second and final tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").  All securities issued pursuant to the Offering will be subject to a statutory hold period of four (4) months and a day from the Closing.

ii. On September 24, 2024, the Company completed a non-brokered private placement issuing 906,345 flow-through units (each, a "FT Unit") at a price of $0.433 per FT Unit for aggregate gross proceeds of $392,749.50. Each FT Unit is comprised of one common share in the capital of the Company issued as a "flow-through share" within the meaning of the Income Tax Act (Canada) and one common share purchase warrant (each, a "Warrant") issued on a non-flow-through basis. Each Warrant entitles the holder to receive one non-flow-through common share in the capital of the Company (each, a "Warrant Share") at a price of $0.667 per Warrant Share at any time before the date that is two (2) years following the date of issuance. The gross proceeds from the sale of the FT Units will be used by the Company to incur eligible "Canadian exploration expenses" that will qualify as "flow-through mining expenditures" as such terms are defined in the Income Tax Act (Canada) (the "Qualifying Expenditures") related to the Company's Cap Property located in British Columbia, Canada on or before December 31, 2024. All Qualifying Expenditures will be renounced in favour of the subscribers effective December 31, 2024. All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance.

iii. On December 30, 2024, the Company completed a non-brokered private placement issuing a total of 4,200,000 units (each, a "Unit") at a price of $0.60 per Unit, raising aggregate proceeds of $2,520,000 (the "Offering"). Each Unit consisted of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.75 per Share for a period of two (2) years from closing of the Offering (the "Closing"). All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the Closing.

iv. On February 21, 2025, the Company completed a non-brokered private placement issuing a total of 1,530,612 flow-through common shares (each, an "FT Share") at a price of $0.98 per FT Share for gross proceeds of $1,499,999.76 (the "Offering"). The FT Shares were issued as "flow-through shares" (within the meaning of subsection 66(15) of the Income Tax Act (Canada) and section 359.1 of the Taxation Act (Québec). The proceeds from the issuance of the FT Shares will be used to incur eligible resource exploration expenses which will qualify as "Canadian exploration expenses"(as defined in the Income Tax Act (Canada)). In addition, subscribers residing in the province of Québec are also eligible for i) an additional deduction for CEE that qualifies as "exploration base relating to certain Québec exploration expenses" incurred in Québec, within the meaning of section 726.4.10 of the Taxation Act (Québec), and ii) for an additional deduction for certain surface mining CEE incurred in Québec that qualifies as "exploration base relating to certain Québec surface mining exploration expenses" within the meaning of section 726.4.17.2 of the Taxation Act (Québec). All securities issued pursuant to the Offering are subject to a statutory hold period of four (4) months and a day from the date of issuance. In connection with the Offering, the Company paid cash fees of $90,000 to one qualified finder.

During the year ended July 31, 2024:

i. On December 13, 2023, the Company completed a non-brokered private placement consisting of 14,999,865 units (each, a "Unit") at a price of $0.05 per Unit raising gross proceeds of $749,993 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.067 per Share for a period of two (2) years from closing of the Offering.

ii. On April 12, 2024, the Company completed a non-brokered private placement consisting of 11,325,000 units (each, a "Unit") at a price of $0.067 per Unit raising gross proceeds of $755,000 (the "Offering"). Each Unit consists of one common share of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant"), with each Warrant entitling the holder to purchase one Share at a price of $0.10 per Share for a period of two (2) years from closing of the Offering.

iii. On July 5, 2024, the Company completed the first tranche of a non-brokered private placement consisting of 3,750,000 units (each, a "Unit") at a price of $0.267 per Unit to raise gross proceeds of $1,000,000. Each Unit consists of one common share in the capital of the Company (each, a "Share") and one common share purchase warrant (each, a "Warrant").  Each Warrant shall entitle the holder to purchase one Share at a price of $0.40 per Share for a period of one (1) year from closing of the Offering (the "Closing").  All securities issued pursuant to the Offering will be subject to a statutory hold period of four (4) months and a day from the Closing. In addition, the Company entered into an agreement with the subscribers whereby the Shares issued, and any Warrant Shares that may be issuable upon the exercise of the Warrants, will be subject to a voluntary hold period of six (6) months from the date of issuance of the Units.

For additional details regarding the Company's recent financings, please refer to Note 7 of the Company's condensed interim financial statements for the six months ended January 31, 2025.

General and Administrative

Net loss for the six months ended January 31, 2025 was $961,655, compared to net loss of $225,215 for the six months ended January 31, 2024. The significant expenses include:

• Administrative fees (2025: $90,000, 2024: $80,000) were incurred due to the management agreement with Zimtu;

• Advertising expenses (2025: $689,875, 2024: $81,151) were higher in the current period due to a strategic marketing campaign for August through January;

• Share-based payments (2025: $79,190, 2024: $Nil) for stock options vested during the period;

• Travel and meals (2025: $28,159, 2024: $nil) was higher due to increased business and promotional activities;

• Interest income (2025: $34,803, 2024: $nil) for interest generated from the Company's cash on hand;

• Flow-through premium recovery (2025: $78,040, 2024: $nil) for the premium on the issuance of flow-through shares issued; and

• Unrealized loss on marketable securities (2025: $137,500, 2024: $nil) for the decreased market value of shares received for a property transaction during the period.

Summary of Quarterly Results

The following is a summary of the results from the eight previously completed financial quarters:

	January 31, 2025	October 31, 2024	July 31, 2024	April 30, 2024
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Net loss from continuing operations	491,064	445,934	83,539	191,431
Net and comprehensive loss	555,655	406,000	83,539	191,431
Loss per share - basic and diluted	0.01	0.00	0.00	0.01

	January 31, 2024	October 31, 2023	July 31, 2023	April 30, 2023
	$	$	$	$
Revenues	Nil	Nil	Nil	Nil
Net loss from continuing operations	129,645	95,570	115,128	102,547
Net and comprehensive loss	129,645	95,570	265,128	102,547
Loss per share - basic and diluted	0.02	0.02	0.05	0.02

Liquidity and Capital Resources

As of the date of this report, the Company has raised $9,259,032 to fund acquisitions of the Company's mineral properties and its general working capital.

The Company will require more funds to continue its exploration of mineral resource properties.  As a result, the Company may have to continue to rely on equity and debt financing.  There can be no assurance whether debt or equity financings will be available to the Company in the amount required at any particular time.

The Company's financial success will be dependent on the economic viability of its mineral resource properties and the extent to which it can discover and develop new mineral deposits.  Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine.

All of the Company's mineral resource properties are still in the exploration stage. Further development of any of the properties will only follow upon obtaining satisfactory results.  Exploration and development of natural resources involve a high degree of risk and few properties which are explored are ultimately developed into producing properties.  There is no assurance that the Company's exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of copper, cobalt, silver and gold from the properties.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company's control such as international, economic and political trends, expectations of inflation, currency exchange fluctuations and interest rates.

As at January 31, 2025, the Company had total assets of $5,919,776 (July 31, 2024: $3,121,433). The primary assets of the Company were cash of $4,353,876 (July 31, 2024: $1,675,222), marketable securities of $150,000 (July 31, 2024: $287,500), prepaid expenses of $14,184 (July 31, 2024: $6,236), GST receivable of $24,161 (July 31, 2024: $15,755), and exploration and evaluation assets of $1,344,555 (July 31, 2024: $1,103,700). The Company had no long-term liabilities and had working capital of $4,481,030 as at January 31, 2025 (2023: $1,854,310).

Cash Used in Operating Activities:  Cash used in operating activities during the six months ended January 31, 2025 was $870,970, compared with $501,113 used in operating activities for the six months ended January 31, 2024. Cash was mostly spent on filing, regulatory and transfer agent fees, legal fees and amounts due to related parties.

Cash Provided from Financing Activities:  Total cash from financing activities during the six months ended January 31, 2025 was $3,846,686 (January 31, 2024: $760,003), including $3,912,750 (January 31, 2024: $749,993) from the issuance of common shares less share issuance costs of $6,064 (January 31, 2024: $nil), and $60,000 (January 31, 2024: $10,010 provided from) used in share subscriptions received.

Cash Used in Investing Activities:  Total cash used in investing activities during the six months ended January 31, 2025 was $297,062 (January 31, 2024: $71,440) used in exploration and development of its mineral properties.

Transactions with Related Parties

Zimtu is a company with a common director and management.  Sean Charland is the CEO, President, and a director of Zimtu as well as CEO, President, and a director of the Company.  Jody Bellefleur is the Chief Financial Officer of Zimtu and the Chief Financial Officer and a director of the Company.  Zimtu provides key management services to the Company and holds 16.27% of the Company's issued and outstanding shares.

On December 1, 2022, the Company entered into a twelve-month Management Services Agreement ("MSA") with Zimtu. Under the terms of the MSA, Zimtu has provided the Company with administrative and managerial services, including corporate maintenance, continuous disclosure services, rent, and administrative services, at a rate of $12,500 per month for a period of 12 months. On December 1, 2023 and 2024, the MSA agreement was extended another 12 months at a rate of $15,000 per month.

On February 22, 2023, Arctic sold 637,500 of their 1,275,000 shares of the Company to Jody Bellefleur, Director and Chief Financial Officer of the Company and Chief Financial Officer of Zimtu, at a price of $0.133 per share.

On May 1, 2023, the Company signed a twelve-month consulting agreement with Zimtu, whereas Zimtu will provide advertising and promotion services under the ZimtuADVANTAGE program. Under the term of the agreement, the Company is required to pay at a rate of $12,500 per month for a period of 12 months. On May 1, 2024, the agreement was renewed for an additional twelve months.

Dahrouge Geological Consulting Ltd. ("Dahrouge") is a company with common directors and management.  Jody Dahrouge is the CEO, President and a director of Dahrouge and a director of the Company.  Dahrouge provides key mineral property management services to the Company.

Mr. Michael Schuss is a former director of the Company and provides geological consulting services to the Company.

During the six months ended January 31, 2025 and 2024, the Company incurred the following transactions with officers or directors of the Company or companies with common directors:

Six months ended January 31,	2025	2024
Key management compensation*	$	$
Dahrouge - Exploration & evaluation asset expenditures	28,083	11,230
Dahrouge - corporate consulting fees	1,887	-
Property acquisition costs	30,000	-
Michael Schuss - Geological and consulting fees	-	3,750
Zimtu - Administrative fees	90,000	80,000
Zimtu - Advertising and promotion	75,000	75,000
Share-based payments	29,766	-
Total	254,736	169,980

* Key management includes those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, including the Company's executive officers and certain members of its Board of Directors.

Period ended:	January 31, 2025	July 31, 2024
Due to (from) related parties	$	$
Dahrouge	9,449	91,498
Zimtu	3,603	31,152
Total	13,052	122,650

The terms and conditions of these transactions with key management and their related parties were no more favourable than those available, or which might reasonably be expected to be available, or similar transactions to non-key management related entities on an arm's length basis. These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties. The amounts due to related parties are unsecured, non-interest bearing, and have no specific terms of repayment.

Other MD&A Requirements

Additional Disclosure for Venture Issuers without Significant Revenue

The Company has not earned any income from operations in either of its last three fiscal years. The following is a breakdown of the material costs incurred:

	Year Ended July 31, 2024	Year Ended July 31, 2023	Year Ended July 31, 2022
Capitalized Exploration and Evaluation Costs	$1,103,700	$895,953	$968,454
General and Administration Expenses	$665,630	$414,813	$121,207

Disclosure of Outstanding Share Capital

The following is a breakdown of common shares and other equity instruments outstanding as of date of this report:

	March 21, 2025	January 31, 2025	July 31, 2024
Common Shares	48,463,011	46,859,399	38,003,053
Warrants	38,931,211	38,931,211	30,074,865
Stock Options	7,250,000	2,250,000	2,250,000
Fully Diluted Shares	94,644,222	88,040,610	70,327,918

For additional details of outstanding share capital, refer to Note 7 of the condensed interim financial statements for the six months ended January 31, 2025.

RISK FACTORS

An investment in the Common Shares, in the event that the Common Shares are offered for sale at some time in the future, should be considered highly speculative due to the nature of the Company's business and the present stage of development. An investment in the Common Shares should only be made by knowledgeable and sophisticated investors who are willing to risk and can afford the loss of their entire investment. Potential investors should consult with their professional advisors to assess an investment in the Company. In evaluating the Company and its business, investors should carefully consider, in addition to other information contained in this Prospectus, the risk factors below. These risk factors are not a definitive list of all risk factors associated with an investment in the Company or in connection with its operations and other risks and uncertainties affecting the Company's business could potentially arise or become material in the future.

Insufficient Capital

The Company does not currently have any revenue producing operations and may, from time to time, report a working capital deficit. To maintain its activities, the Company will require additional funds which may be obtained either by the sale of equity capital or by entering into an option or joint venture agreement with a third party providing such funding. There is no assurance that the Company will be successful in obtaining such additional financing; failure to do so could result in the loss or substantial dilution of the Company's interest in the Company's properties.

Limited Operating History

The Company is an early-stage company and the Company's properties are exploration stage properties. As such, the Company will be subject to all of the business risks and uncertainties associated with any new business enterprise, including under-capitalization, cash shortages, limitations with respect to personnel, financial and other resources and lack of revenues. The current state of the Company's properties requires significant additional expenditures before any cash flow may be generated. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the establishment of any business.

Although no securities are being offered pursuant to this prospectus, any investment in the Common Shares carries a high degree of risk and should be considered speculative by purchasers. There is a low probability of dividends being paid on the Common Shares.

Lack of Operating Cash Flow

The Company currently has no source of operating cash flow and is expected to continue to do so for the foreseeable future. The Company's failure to achieve profitability and positive operating cash flows could have a material adverse effect on its financial condition and results of operations. If the Company sustains losses over an extended period of time, it may be unable to continue its business. Further exploration and development of the Company's properties will require the commitment of substantial financial resources. It may be several years before the Company may generate any revenues from operations, if at all. There can be no assurance that the Company will realize revenue or achieve profitability.

Resale of Common Shares

The continued operation of the Company will be dependent upon its ability to generate operating revenues and to procure additional financing. There can be no assurance that any such revenues can be generated or that other financing can be obtained. If the Company is unable to generate such revenues or obtain such additional financing, any investment in the Company may be lost. In such event, the probability of resale of the Common Shares purchased would be diminished.

Price Volatility of Publicly Traded Securities

In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of the Company in creating revenues, cash flows or earnings.

Dilution

Common Shares, including rights, warrants, special warrants, subscription receipts and other securities to purchase, to convert into or to exchange into Common Shares, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board may determine. In addition, the Company may issue additional Common Shares from time to time pursuant to Common Share purchase warrants and Awards issued from time to time by the Board. The issuance of these Common Shares could result in dilution to holders of Common Shares.

Uninsurable Risks

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.

Additional Funding Requirements

The exploration and development of the Company's properties will require substantial additional capital. When such additional capital is required, the Company will need to pursue various financing transactions or arrangements, including joint venturing of projects, debt financing, equity financing or other means. Additional financing may not be available when needed or, if available, the terms of such financing might not be favorable to the Company and might involve substantial dilution to existing shareholders. The Company may not be successful in locating suitable financing transactions in the time period required or at all. A failure to raise capital when needed would have a material adverse effect on the Company's business, financial condition and results of operations. Any future issuance of securities to raise required capital will likely be dilutive to existing shareholders. In addition, debt and other debt financing may involve a pledge of assets and may be senior to interests of equity holders. The Company may incur substantial costs in pursuing future capital requirements, including investment banking fees, legal fees, accounting fees, securities law compliance fees, printing and distribution expenses and other costs. The ability to obtain needed financing may be impaired by such factors as the capital markets (both generally and in the REE industries in particular), the Company's status as a new enterprise with a limited history, the location of the Company's properties, the price of rare earth minerals and/or the loss of key management personnel. Further, if the price of rare earth elements and future rare earth element markets decreases, then potential revenues from the Company's properties will likely decrease and such decreased revenues may increase the requirements for capital. Failure to obtain sufficient financing will result in a delay or indefinite postponement of development or production at the Company's properties.

Mineralized deposit

Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis. The discovery of mineral deposits is dependent upon a number of factors. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which relate to particular attributes of the deposit, such as size, grade and proximity to infrastructure, and some of which are more general such as metal prices and government regulations, including environmental protection. Most of these factors are beyond the control of the Company. The Company has no history of operating earnings and, due to the nature of its business and (among others) the factors described herein, there can be no assurance that the Company will succeed in discovering a commercially viable mineral deposit.

Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development programs at the Company's properties will result in the definition of bodies of commercial mineralization. The discovery of bodies of commercial mineralization is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. Most of the above factors are beyond the Company's control.

Exploration, Development and Production Risks

The exploration for and development of minerals involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties that are explored are ultimately developed into producing mines. There can be no guarantee that the estimates of quantities and qualities of minerals disclosed will be economically recoverable. With all mining operations there is uncertainty and, therefore, risk associated with operating parameters and costs resulting from the scaling up of extraction methods tested in pilot conditions. Mineral exploration is speculative in nature and there can be no assurance that any minerals discovered will result in an increase in the Company's resource base.

The Company's operations will be subject to all of the hazards and risks normally encountered in the exploration, development and production of minerals. These include unusual and unexpected geological formations, rock falls, seismic activity, flooding and other conditions involved in the extraction of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. In addition, operations are subject to hazards that may result in environmental pollution, and consequent liability that could have a material adverse impact on the business, operations and financial performance of the Company.

Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing rare earth element and other mineral properties is affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. The remoteness and restrictions on access of properties in which the Company has an interest will have an adverse effect on profitability as a result of higher infrastructure costs. There are also physical risks to the exploration personnel working in the terrain in which the Company's properties will be located, often in poor climate conditions.

The long-term commercial success of the Company depends on its ability to explore, develop and commercially produce minerals from its properties and to locate and acquire additional properties worthy of exploration and development for minerals. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Company may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participation uneconomic.

Mineral Resources and Reserves

Because the Company has not defined or delineated any proven or probable reserves on any of its properties, mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.

Unless otherwise indicated, mineralization figures presented in this Prospectus are based upon estimates made by the Company, personnel and independent geologists. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis which may prove to be unreliable. There can be no assurance that these estimates will be accurate; resource or other mineralization figures will be accurate; or such mineralization could be mined or processed profitably.

Obtaining and Renewing Licenses and Permits

In the ordinary course of business, the Company will be required to obtain and renew governmental licenses or permits for exploration, development, construction and commencement of mining at the Company's properties. Obtaining or renewing the necessary governmental licenses or permits is a complex and  process involving public hearings and costly undertakings on the part of the Company. The duration and success of the Company's efforts to obtain and renew licenses or permits are contingent upon many variables not within the Company's control, including the interpretation of applicable requirements implemented by the licensing authority. The Company may not be able to obtain or renew licenses or permits that are necessary to its operations, including, without limitation, an exploitation license, or the cost to obtain or renew licenses or permits may exceed what the Company believes they can recover from the Company's properties. Any unexpected delays or costs associated with the licensing or permitting process could delay the development or impede the operation of a mine, which could adversely impact the Company's operations and profitability.

No Assurances

There is no assurance that economic mineral deposits will ever be discovered, or if discovered, subsequently put into production. Most exploration activities do not result in the discovery of commercially mineable deposits. The Company's future growth and profitability will depend, in part, on its ability to identify and expand its mineral reserves through additional exploration of the Company's properties and on the costs and results of continued exploration and development programs. Mining exploration is highly speculative in nature, involves many risks and frequently is not productive. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of mineral reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. There can be no assurance that the Company's exploration efforts at the Company's properties will be successful.

Aboriginal Title

The Supreme Court of Canada decision of June 26, 2014, in Tsilhqot'in Nation v. British Columbia (the "Tsilhqot'in Decision"), which declares aboriginal title for the first time in a certain area in Canada and outlines the rights associated with aboriginal title, could potentially have a significant impact on the Company's properties.

While the Company's properties are not located within the areas involved in the Tsilhqot'in Decision, there is a risk that the Tsilhqot'in Decision may lead other communities or groups to pursue similar claims in area where the Company's properties are located. Although the Company relies on the Crown to adequately discharge its obligations in order to preserve the validity of its actions in dealing with public rights, including the grant of mineral titles and associated rights, the Company cannot accurately predict whether aboriginal claims will have a material adverse effect on the Company's ability to carry out its intended exploration and work programs on its properties.

Title Risks

Although the Company has exercised the usual due diligence with respect to determining title to properties in which it has a material interest, there is no guarantee that title to such properties will not be challenged or impugned. The Company's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. Surveys have not been carried out on any of the Company's mineral properties, therefore, in accordance with the laws of the jurisdiction in which such properties are situated; their existence and area could be in doubt. Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

First Nations Land Claims

The Company's properties may now or in the future be the subject of First Nations land claims. The legal nature of Aboriginal land claims is a matter of considerable complexity. The impact of any such claim on the Company's material interest in the Company's properties and/or potential ownership interest in the Company's properties in the future, cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of Aboriginal rights in the area in which the Company's properties are located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the Company's activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of Aboriginal interests in order to facilitate exploration and development work on the Company's properties, there is no assurance that the Company will be able to establish a practical working relationship with the First Nations in the area which would allow it to ultimately develop the Company's properties.

Many lands in Canada and elsewhere are or could become subject to Aboriginal land claim to title, which could adversely affect the Company's title to its properties.

Loss of Interest in Properties

Mineral Properties in British Columbia are subject to the requirements of the Mineral Tenure Act (British Columbia) which requires the Company to incur exploration and development expenditures in order to maintain its interest in the mineral claims. The Company's ability to maintain its interest in the CAP Property may be dependent on its ability to raise additional funds by equity financings. Failure to obtain additional financing may result in the Company being unable to expend the required exploration expenditures required to maintain the CAP Property and could result the partial or total loss of the Company's interest in either of this property.

Environmental Risks

All phases of the Company's operations with respect to the Company's properties will be subject to environmental regulation. Environmental legislation involves strict standards and may entail increased scrutiny, fines and penalties for non-compliance, stringent environmental assessments of proposed projects and a high degree of responsibility for companies and their officers, directors and employees. Changes in environmental regulation, if any, may adversely impact the Company's operations and future potential profitability. In addition, environmental hazards may exist on the Company's properties that are currently unknown. The Company may be liable for losses associated with such hazards, or may be forced to undertake extensive remedial cleanup action or to pay for governmental remedial cleanup actions, even in cases where such hazards have been caused by previous or existing owners or operators of the properties, or by the past or present owners of adjacent properties or by natural conditions. The costs of such cleanup actions may have a material adverse impact on the Company's operations and future potential profitability.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

The Company may be subject to reclamation requirements designed to minimize long-term effects of mining exploitation and exploration disturbance by requiring the operating Company to control possible deleterious effluents and to re-establish to some degree pre-disturbance landforms and vegetation. Any significant environmental issues that may arise, however, could lead to increased reclamation expenditures and could have a material adverse impact on the Company's financial resources.

Regulatory Requirements

Even if the Company's properties are proven to host economic reserves of rare earth minerals, factors such as governmental expropriation or regulation may prevent or restrict mining of any such deposits. Exploration and mining activities may be affected in varying degrees by government policies and regulations relating to the mining industry. Any changes in regulations or shifts in political conditions are beyond the control of the Company and may adversely affect its business. Operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of the Company's properties, environmental legislation and mine safety.

Volatility of Mineral Prices

The Company's revenues, if any, are expected to be in large part derived from the extraction and sale of rare earth minerals. Factors beyond the control of the Company may affect the marketability of metals discovered, if any. Metal prices have fluctuated widely, particularly in recent years. Consequently, the economic viability of any of the Company's exploration projects cannot be accurately predicted and may be adversely affected by fluctuations in mineral prices. In addition, currency fluctuations may affect the cash flow which the Company may realize from its operations, since most mineral commodities are sold in a world market in United States dollars.

Infrastructure

Exploration, development and processing activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important elements of infrastructure, which affect access, capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploration or development of the Company's properties. If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploration or development of the Company's properties will be commenced or completed on a timely basis, if at all. Furthermore, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of necessary infrastructure could adversely affect our operations.

Risks Associated with Acquisitions

If appropriate opportunities present themselves, the Company may acquire mineral claims, material interests in other mineral claims, and companies that the Company believes are strategic. The Company currently has no understandings, commitments or agreements with respect to any other material acquisition and no other material acquisition is currently being pursued. There can be no assurance that the Company will be able to identify, negotiate or finance future acquisitions successfully, or to integrate such acquisitions with its current business. The process of integrating an acquired Company or mineral claims into the Company may result in unforeseen operating difficulties and expenditures and may absorb significant management attention that would otherwise be available for ongoing development of the Company's business. Future acquisitions could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities and/or amortization expenses related to goodwill and other intangible assets, which could materially adversely affect the Company's business, results of operations and financial condition.

Executive Employee Recruitment and Retention

The success of the Company will be dependent upon the performance of its management and key employees. The loss of any key executive or manager of the Company may have an adverse effect on the future of the Company's business. The number of persons skilled in acquisition, exploration and development of mining properties is limited and competition for such persons is intense. As the Company's business activity grows, it will require additional key financial, administrative, geologic and mining personnel as well as additional operations staff. There is no assurance that it will be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases. If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

Adverse General Economic Conditions

The unprecedented events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the mineral exploration sector, were impacted by these market conditions. Some of the key impacts of the financial market turmoil included contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets, a lack of market liquidity, natural disasters, public health crisis (such as the recent global outbreak of COVID-19 and other events outside of the Company's control. A similar slowdown in the financial markets or other economic conditions, including but not limited to, inflation, fuel and energy costs, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect the Company's operations. Specifically, a global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity, the volatility of mineral prices would impact the Company's prospects, volatile energy, commodity and consumables prices and currency exchange rates would impact costs and the devaluation and volatility of global stock markets would impact the valuation of its equity and other securities. These factors could have a material adverse effect on the Company's financial condition and results of operations.

In recent years, the securities markets in Canada, as well as in other countries around the world, have experienced a high level of price and volume volatility, and the market prices of securities of many companies have experienced wide fluctuations in price that have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. There can be no assurance that continual fluctuations in price will not occur. It may be anticipated that any quoted market for the Common Shares will be subject to market trends and conditions generally, notwithstanding any potential success of the Company in developing assets, adding additional resources, establishing feasibility of deposits or creating revenues, cash flows or earnings. The value of securities will be affected by market volatility. An active public market for the Common Shares might not develop or be sustained. If an active public market for the Common Shares does not develop or continue, the liquidity of a shareholder's investment may be limited and the price of the Common Shares may decline.

Force Majeure

The Company's properties now or in the future may be adversely affected by risks outside the control of the Company, including the price of rare earth elements on world markets, labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions.

Uncertainty of Use of Proceeds

Although the Company has set out its intended use of proceeds in this Prospectus, these intended uses are estimates only and subject to change. While management does not contemplate any material variation, management does retain broad discretion in the application of such proceeds. The failure by the Company to apply these funds effectively could have a material adverse effect on the Company's business, including the Company's ability to achieve its stated business objectives.

Competition

All aspects of the Company's business will be subject to competition from other parties. Many of the Company's competitors for the acquisition, exploration, production and development of mineral properties, and for capital to finance such activities, will include companies that have greater financial and personnel resources available to them than the Company. Competition could adversely affect the Company's ability to acquire suitable properties or prospects in the future.

Conflicts of Interest

Certain of the directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies (including mineral resource companies) and, as a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that in the event that a director has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director shall disclose their interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA.

In addition to directors and officers of the Company, the Company has engaged in transactions and business activities with related parties including Zimtu and Dahrouge in the past and will continue to do so. Such related parties are not legally bound to refrain from engaging in similar activities with other businesses or even competitors and as such, the Company may become subject to conflicts of interest due to these relationships as well.

Dividends

To date, the Company has not paid any dividends on their outstanding shares. Any decision to pay dividends on the shares of the Company will be made by the Board on the basis of the Company's earnings, financial requirements and other conditions.

Reporting Issuer Status

As a reporting issuer, the Company will be subject to reporting requirements under applicable securities law and stock exchange policies. Compliance with these requirements will increase legal and financial compliance costs, make some activities more difficult, time consuming or costly, and increase demand on existing systems and resources. Among other things, the Company will be required to file annual, quarterly and current reports with respect to its business and results of operations and maintain effective disclosure controls and procedures and internal controls over financial reporting. In order to maintain and, if required, improve disclosure controls and procedures and internal controls over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management's attention may be diverted from other business concerns, which could harm the Company's business and results of operations.

The Company may need to hire additional employees to comply with these requirements in the future, which would increase its costs and expenses.

Management of the Company expects that being a reporting issuer will make it more expensive to maintain director and officer liability insurance. This factor could also make it more difficult for the Company to retain qualified directors and executive officers.

Tax Issues

Income tax consequences in relation to the Common Shares will vary according to the circumstances by each purchaser of Common Shares. Prospective purchasers should seek independent advice from their own tax and legal advisors prior to subscribing for Common Shares.

Operating Hazards, Risks and Insurance

The ownership, exploration, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include environmental hazards, industrial accidents, explosions and third-party accidents, the encountering of unusual or unexpected geological formations, ground falls and cave-ins, mechanical failure, unforeseen metallurgical difficulties, power interruptions, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in environmental damage and liabilities, work stoppages, delayed production and resultant losses, increased production costs, damage to, or destruction of, mineral properties or production facilities and resultant losses, personal injury or death and resultant losses, asset write downs, monetary losses, claims for compensation of loss of life and/or damages by third parties in connection with accidents (for loss of life and/or damages and related pain and suffering) that occur on the Company's properties, and punitive awards in connection with those claims and other liabilities.

It is not always possible to fully insure against such risks, and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise they could reduce or eliminate any future profitability and result in an increase in costs and a decline in value of our securities. Liabilities that the Company incurs may exceed the policy limits of insurance coverage or may not be covered by insurance, in which event the Company could incur significant costs that could adversely impact its business, operations, potential profitability or value. Despite efforts to attract and retain qualified personnel, as well as the retention of qualified consultants, to manage the Company's interests, even when those efforts are successful, people are fallible and human error could result in significant uninsured losses. These could include loss or forfeiture of mineral interests or other assets for non-payment of fees or taxes, significant tax liabilities in connection with any tax planning effort the Company might undertake and legal claims for errors or mistakes by personnel.

Forward Looking Statements

This Management Discussion & Analysis may contain forward-looking information and is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ from those projected in the forward-looking statements.

Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

Forward-looking information is based on the opinions and estimates of management and its consultants at the date the information is given.  It is subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information.  The information is based on reasonable assumptions which include but are not limited to those regarding actual costs for mining and processing and their impact on the cut-off grade established, actual capital costs, forecasts of mine production rates, the timing and content of upcoming work programs, geological interpretations, potential process methods and mineral recoveries, the availability of markets for the products produced, market pricing for the products produced, etc.

Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all.

Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties.  Actual results may differ materially from those currently anticipated in such statements.  There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur.  Forward looking statements are subject to risks, uncertainties and assumptions.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements.

Readers are cautioned not to put undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.

Approval

The Board of Directors of Apex Critical Metals Corp. has approved the disclosure contained in this MD&A.

Additional Information

Additional information related to the Company can be found on the Company's website at www.apexcriticalmetals.com or on SEDAR+ at www.sedarplus.ca.